Exhibit 99.1

23 November 2021
Tremor International Ltd
(“Tremor” or the “Company”)

Statement re Press Speculation

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video and Connected TV ('CTV') advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, notes the recent media speculation.

The board would like to clarify that as a high growth technology company, Tremor is routinely engaged from time to time across a number of strategic discussions with both third parties and its shareholders and considers this ‘normal course of business’.

To that end, the Board confirms that whilst it has entered into a non-disclosure agreement with a third party, no substantial discussions have taken place thus far.

The Company’s underlying performance remains strong along with the Board’s confidence in the future performance of the business.

Further announcements will be made in due course when appropriate.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Tel: +44 020 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information visit: https://www.tremorinternational.com/